Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of any adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the company as part of its annual report on Form 20-F described below. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022, included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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Dear Shareholders,

The third quarter was a challenging one for the green hydrogen industry at large. Despite long-term structural tailwinds driven by ambitious decarbonization targets and considerable announced public funding, the green hydrogen value chain has developed more slowly than anticipated, further hamstrung by challenging capital markets conditions. The rapidly growing pipeline of announced production capacity belies an environment in which infrastructure bottlenecks, a lack of regulatory clarity, and protracted funding processes have resulted in delays in project execution, particularly for larger-scale facilities, which we expect to persist into the medium term. Meanwhile, for the few projects that have been successfully commissioned, the market has observed meaningful underperformance, creating periods of high-profile supply disruptions and huge price spikes for green hydrogen.

Overall, the cost premium for green hydrogen compared to grey hydrogen remains unchanged, with the market seemingly having re-baselined its expectations around when green hydrogen will become cost competitive. Finally, the higher cost of capital has proven to be a challenge for players with a high cash burn rate and a commercial focus on large-scale, capital-intensive projects that at this stage are unable to secure project financing without cash collateral. All of these challenges have converged to create significant and structural market concerns and threaten the long-term viability of many first movers in this space.

While we believe these macro-headwinds are transitory in nature, we are not immune to their effects; we too have felt the impact of these dynamics, primarily in the form of continued pressure on our share price, despite having achieved several commercial milestones in recent months that we had hoped might stem the tide. However, we benefit from several unique attributes that have helped insulate us against some of these market challenges and, we believe, put us in an advantaged position relative to the market:

•	A market-leading cash burn rate, positioning us to target cash flow breakeven with lower sales volumes than nearly all competitors.

•	A proprietary miniaturized PEM electrolyzer architecture and modular “building-block” design approach that drives superior efficiency and enables us to deploy scalable solutions that grow with our customers.

•	A commercial focus on small-to-midscale projects that we can execute in a timely manner and do not require balance sheet financing.

•	A successful track record of project development and engineering, with ongoing technical outperformance.

Despite these advantages, macro-headwinds and liquidity concerns have contributed to significant value erosion over recent months. Access to capital has proven to be an obstacle given the current capital markets environment, most acutely for growth companies like Fusion Fuel, and obtaining attractive financing options has similarly grown more challenging. In order to allay the concerns of the market and ensure that we are capitalized to deliver on our business plan, we have been actively pursuing capital discussions for the better part of a year. Though we have had numerous opportunities to raise capital, we felt it was critical to ensure that the financing solutions we chose would both solve for near-term liquidity concerns whilst also serving the best interests of our shareholders. Too often the proposals provided were so costly, and so significantly constrained future fundraising efforts, that they would do little more than ensure a death spiral.

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In that context, we are thrilled with the convertible debt facility we have agreed to with Macquarie, which we announced last week. Providing up to $20 million in financing, it is large enough to extend our runway considerably, but it’s also a tranched structure which mitigates the dilutive impact of the financing as we can draw down on only what we need at a given time in order to execute on our business plan. In addition, the strong relationship we have developed with Macquarie over the due diligence period, along with the attractive and fair terms of the facility, position us to pursue complementary forms of financing and other strategic sources of capital that would further strengthen our balance sheet. In the interim, we are confident that drawdowns on the Macquarie facility, along with inflows from committed technology sales orders and government grants, will provide a positive platform from the outset of 2024.

As we discuss over the balance of this letter, despite the prevailing headwinds impacting the green hydrogen market broadly, we believe we are well positioned to deliver substantial value creation for our shareholders. 2023 is our first year posting revenues and already we expect to close the year within a range comparable to several of our competitors, many of which boast valuations ten or more times higher. The valuation disconnect underscores the considerable fair value appreciation potential for our company as we continue to execute on our business plan.

Financial Update

Revenue guidance

During the third quarter of 2023, we recognized revenue of €2.5 million with respect to our green hydrogen plant in Madrid, Spain. As communicated as part of our second quarter investor presentation, the Provisional Acceptance for this plant was issued in September. Following the recognition of this amount, we are maintaining our revenue guidance for 2023. We are slightly behind the delivery schedule for our project with CSIC, due to delays to the start date of implementation on the part of the client, but we hope to make up this time during the final weeks of the year.

Looking ahead, we are forecasting revenues of €34 million for 2024. This is driven by technology and project sales. For our technology sales, we will sell our electrolyzers, Balance of Plant equipment and will provide EPC services as well. Of the forecasted €34 million, €7.4 million is attributable to pure equipment sales. As of the date of this letter, this amount reflects only confirmed and contracted orders; we have deliberately excluded any prospective revenues from potential project wins from our technology sales pipeline and proposals currently out in the market. Another revenue stream that we have not considered in this number is potential inflows for engineering services. Through multiple tender processes, our engineering capabilities have been commended, especially after the commissioning of our plant in Madrid, Spain. There is a ready market for these services, and we expect to pursue this complementary opportunity more formally during 2024.

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The balance of the €34 million forecast relates to the anticipated sale of our Sines I development project. As we have explained previously, our strategy is to sell this asset to an infrastructure fund that will then contract us to provide our HEVO-Chain technology to the project. The negotiations for the sale of our Sines I project are progressing well, and we hope to be able to bring it to a close soon.

Despite the challenges faced during 2023, we are increasingly confident in the sales pipeline that we have built, particularly the more advanced development projects given the potential revenue that will be realized if we are able to convert these into technology sales.

Third quarter results:

▪	Customer inflows - €0.9 million was received from Exolum regarding the plant constructed in Madrid, Spain. In the fourth quarter, we received a further €0.6 million from other technology sales contracts.

▪	Grant funding - €2.3 million was received. This was made up of €2 million from our C-14 and €0.3 million from our C-5 grant awards previously approved by the Portuguese Government as part of Component 5 and 14 of their Recovery and Resilience Plan. In November, we received a further €2.1 million from our C-5 grant award.

▪	ATM - €0.6 million raised by selling 376,517 of our Class A ordinary shares. These sales were over 16 separate trading days. No sales made since September 20, 2023.

▪	Debt facility - we repaid the €1.3 million which was drawn down during the second quarter of 2023 from our debt facility with a Portuguese based financial institution that was specifically related to our outstanding VAT receivables. We drew down a further €0.2 million under this facility during Q3 2023. This facility has allowed us to speed up our available cash resources. All amounts have been repaid under this facility as of the date of this letter.

Cash outflows during the third quarter of 2023 included investment of €1.6 million in procurement, production, and research & development of our HEVO technologies. This represents a reduction of €0.7 million versus the first quarter of 2023. In addition, we made a further payment of €2 million towards the equipment that will be installed in our Benavente production facility.

Our compensation expenses were lower than the second quarter of 2023 as our headcount reduced. Our other operating expenses continued to reduce as well during the third quarter. We recorded reductions in legal, travel, and consulting fees.

As communicated in our last letter, we have commenced a thorough review of all components making up our inventory. We recorded a net increase of €0.5 million to the impairment charge during the third quarter. As a reminder, the impairment charge is related to the components manufactured to legacy design and to those components that were earmarked for the two development projects that will not proceed as planned during 2023. The recovery value of these components is still to be determined, but at this time we have decided to impair the full value. Since this process started, we have received €0.3 million through the sale or scrapping of these legacy components.

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While the reduction in outflows can be attributed to a more restrictive capital position, we have also embarked on a rigorous review of our cost base. From cost of materials to general operating costs, we expect to see the benefits of this review in future periods.

At quarter-end, the value of net assets amounted to €15.4 million, which represents a decrease of €2.4 million on the value at the June 30, 2023, mainly driven by the reduction to inventory and provisions following the recognition of revenue for our Madrid project. Our cash balance was €1.03 million on September 30, 2023.

Commercial Update

We continue to work towards our objective of being among the first green hydrogen companies to reach cash-flow breakeven, which we expect to achieve during 2025. Based on our current cash burn rate, we will need to sell approximately 4.5-5 MW of electrolyzers per month in order to reach that goal. This is one of the lowest breakeven thresholds of the industry and will serve as a key yardstick for us as we enter the new year. From a commercial perspective, our strategy remains largely unchanged: continue to advance our portfolio of green hydrogen projects to final investment decision and sale to third-party investors, while focusing our business development efforts on small-to-midscale technology sale opportunities that can be executed in the short-to-medium term and for which we have a track record of execution.

In prior quarters, we discussed the importance of having access to diverse avenues of growth and, following the introduction of our HEVO-Chain technology, communicated a commitment to accelerating the development of new markets. A key enabler of that strategy is channel partnerships, which have the potential to amplify our presence in geographies where we may lack a meaningful operational footprint. To that end, during the third quarter we announced a strategic partnership with Elemental Clean Fuels, a North American development company, which is intended to provide Fusion Fuel with exposure to green hydrogen project opportunities in the emerging US and Canadian markets. The agreement grants Fusion Fuel the right to bid on all PEM-based green hydrogen projects within Elemental’s North American pipeline for a period of three years. As part of the partnership, Fusion Fuel has also agreed to contribute several development assets from its broader North American project portfolio to Elemental in exchange for a minority equity ownership interest in the company. Fusion Fuel and Elemental are currently collaborating on a feasibility study for a 2 MW green hydrogen project for a state utility to be delivered in 2024. We are excited about the value this partnership can provide in broadening our access to new opportunities in the dynamic North American market, whilst simultaneously allowing us to remain laser focused on building a world-class commercial organization in our core European markets.

With the introduction of the HEVO-Chain series and a strategic reorientation of our business development efforts to prioritize near-term technology sales, we have seen a dramatic surge in the momentum of our sales pipeline. We continue to be encouraged by the market response to our outbound proposals, with Fusion Fuel having been short-listed for five opportunities, representing up to €67 million in potential revenues, and having closed on six contracts to date, representing €12 million in associated revenues. This strong foundation to our contracted order book gives us confidence in our ability to deliver on our 2024 revenue guidance.

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The projects that are currently scheduled to be in execution for 2024 are:

▪	300 kW green hydrogen and oxygen plant, using HEVO-Chain, for a leading global building solutions supplier for delivery in 1H 2024

▪	Two 1.25 MW green hydrogen plants for delivery in Portugal

▪	Installation and delivery of BoP for a 440 kW green hydrogen plant in Spain

▪	1.1 MW HEVO-Chain system delivery to Italy

▪	10 MW plant in Portugal currently in negotiation phase

As noted above, for many of these projects we will be delivering a full plant, which also includes engineering services, allowing us to generate substantially higher revenues per megawatt delivered. Our in-house engineering capability continues to be a meaningful value add in supporting the sale of both Fusion Fuel projects and technology. These milestones further reinforce our confidence in our commercial strategy and in the market’s acceptance of our HEVO™ solutions.

Political Update

We would also like to take this opportunity to briefly comment on the recent political turbulence within Portugal following the implication of multiple senior government officials in a corruption scandal that resulted in the call for new elections early next year. There was some uncertainty as to whether and how these allegations would impact the government and what this would mean for the future of green hydrogen in Portugal. We want to make it clear that neither Fusion Fuel nor any of our employees were involved in any way in the alleged misconduct. While the hydrogen project in question – Green Flamingo – was to be located in Sines, progress on our projects in the region has continued unabated. Furthermore, there was some concern as to whether government grant funding processes would be impacted, but since that time we have received multiple grant payouts which indicate that project and grant funding continue to proceed as normal. As we await further clarity on potential ramifications as additional information comes to light, one thing is certain: our commitment to build this business with integrity, accountability, and good governance.

Closing

While it’s not yet over, this year has been key for Fusion Fuel. Marked by a successful pivot to a new and leading-edge product in the HEVO-Chain, and significant changes to the senior leadership team and the organization at large, we continue to ensure our business is fit for purpose and positioned around our distinctive strengths. Despite the myriad challenges the green hydrogen industry has faced in 2023, as we look out into 2024 and beyond, we have never been more optimistic about the prospects of our business and our positioning in the market.

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Still, for both investors and developers, the green hydrogen value chain continues to grapple with a lack of credibility: electrolyzer capital costs have not declined as quickly as anticipated, the chicken-and-egg problem continues to stymy demand development, and several large-scale green hydrogen facilities have had to be taken offline due to performance or reliability issues. By contrast, we see these roadblocks as a remarkable opportunity to establish Fusion Fuel as a market leader. We have a proprietary electrolyzer technology with a proven track record of outperformance, a modular, “building-block” approach that enables us to deliver tailored and scalable green hydrogen solutions, a world-class production facility that can produce our technology at scale, a state-of-the-art R&D lab that continues to push the envelope in electrolyzer design, and unique expertise in end-to-end engineering and construction of a full hydrogen plant.

Up until now, we believed our capital position was keeping us from being viewed as a credible player in this market. However, with the signing of the facility with Macquarie, the recognition of revenues from commercial activities that we expect will accelerate in the quarters ahead, and the receipt of nearly €11m of grant funding to date with more to come as governments ramp up their support of the green hydrogen ecosystem, we are increasingly confident that 2024 will represent an inflection point for Fusion Fuel.

Yours Sincerely,

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Third Quarter Highlights

•	Announced long-term green hydrogen supply contract with a Spanish industrial group.
•	Strategic partnership with Duferco Energia covering Italy, starting with a 1 MW HEVO-Chain Series NC project.
•	In negotiations with BGR Energy to install 1 MW HEVO-Chain demonstrator in India in 2024.
•	Announced strategic partnership with Elemental Clean Fuels covering the North American green hydrogen market.
•	Received order for 300 kW electrolyzer and balance of plant system from leading global building solutions supplier for delivery in 1H 2024.

Subsequent Events

•	Received two orders for 1.25 MW HEVO-Chain green hydrogen systems to be delivered in 2024.
•	Entered into a strategic tranched financing with Belike Nominees Pty Ltd., a Macquarie Group Company.

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Key Figures1

Key Financial results / metrics (€’000)	3Q 2023	2Q 2023
Profit/loss
Revenues	2,507	(0.6)
Cost of goods sold	(3,178)	(6,178)
SG&A	(4,682)	(5,044)
Pre-tax loss	(4,043)	(12,218)

Balance sheet
Non-current assets	36,760	33,939
Cash balance	1,025	3,085
Inventory	11,924	19,292
Trade payables	13,428	11,518
Equity	15,441	18,149

Employees
Headcount at end of period (FTE)	142	157
Production staff : Non-Production Staff	52 : 90	58 : 99

Grants
Grants Approved	60,000	60,000
Grant Payments Received to date	8,803	6,444

1 Please refer to our more detailed investor presentation for further detail on our financial results for the third quarter of 2023.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of Fusion Fuel Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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